Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-203206

January 6, 2016

AKEBIA THERAPEUTICS, INC.

This free writing prospectus relates only to the offering described below and should be read together with the preliminary prospectus dated January 4, 2016 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

References to “Akebia,” “the company,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus Supplement.

Public offering price:	$9.00 per share

Common stock offered:	7,250,000

Option to purchase additional shares:	1,087,500

Common stock to be outstanding after this offering:	37,898,753 (or 38,986,253 shares if the underwriters exercise their option to purchase additional shares)

Potential purchases by existing stockholder:	An investment fund affiliated with one of our directors has indicated an interest in purchasing an aggregate of approximately $4 million in shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to this stockholder and this stockholder could determine to purchase more, less or no shares in this offering.

Other Disclosure:	We anticipate that the net proceeds from this offering, together with our existing cash and cash equivalents and the funds expected to be received in connection with our collaboration with Mitsubishi Tanabe, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through at least the second quarter of 2017.

The issuer has filed a registration statement, including the preliminary prospectus supplement and accompanying prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, including the preliminary prospectus supplement and accompanying prospectus, and the documents incorporated by reference in that registration statement for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus may also be obtained from Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; or UBS Securities LLC, 1285 Avenue of the Americas, New York, New York 10019, Attention: Prospectus Department, or by phone at 1-888-827-7275.

This free writing prospectus supplements and updates the information contained in the preliminary prospectus supplement issued by Akebia Therapeutics, Inc. on January 4, 2016 relating to its prospectus dated April 14, 2015.